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                          COURT SQUARE CAPITAL LIMITED
                                399 PARK AVENUE
                             NEW YORK, N.Y.  10043

                                                               December 22, 2000

Delco Remy International, Inc.
2902 Enterprise Drive
Anderson, IN  46013

Attention:  Thomas J. Snyder

Dear Tom:

     This will confirm the information I conveyed to you this morning. Court Square Capital Limited ("Court Square") proposes to make an offer to acquire all of the issued and outstanding shares of Delco Remy International, Inc. ("Delco Remy") at a price of $8 cash per share.

     To effect this offer, we intend to commence a tender offer for any and all of the stock of Delco Remy that we or certain of our affiliates do not currently own. The offer will not be subject to a financing condition. We anticipate that Delco Remy's management will be given the opportunity to participate in the continuing ownership of the company.

     Our offer will assume that the current debt financing of Delco Remy will remain in place upon consummation of the offer. The offer will be subject to customary conditions, including regulatory approvals and the absence of any material adverse change in the business of Delco Remy.

     We believe that our offer represents fair value for Delco Remy stockholders and would like the opportunity to discuss it further as soon as possible. We are proud to have been among the founding investors in Delco Remy and are optimistic about its future. We have been and continue to be strong supporters of Delco Remy and its management team.

                                    Sincerely,

                                    COURT SQUARE CAPITAL LIMITED


                                    By:  /s/ Michael A. Delaney
                                         ----------------------
                                         Name:  Michael A. Delaney
                                         Title:  Vice President